June 19, 2006
Jeffrey C. Thacker
Jeff.Thacker@hellerehrman.com
Direct +1.858.450.5765

Via EDGAR	Direct Fax +1.858.587.5920
Via Federal Express	Main +1.858.450.8400
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler
                    RE: Artes Medical, Inc.
                           Registration Statement on Form S-1 (File No. 333-134086)
Dear Mr. Riedler:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 7, 2006 (the “SEC Comment Letter”) regarding the registration statement on Form S-1 filed by Artes Medical, Inc. (the “Company”) on May 12, 2006 (the “Registration Statement”). Concurrently herewith, we are filing with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”) on behalf of the Company. The enclosed copy of the Amendment is marked to indicate all of the changes from the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update financial information since the Company’s previous filing.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed copy of the Amendment. All factual representations in this letter are based upon information provided to us.
*****
General
1.	Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.
     Response: The Company acknowledges the Staff’s comment. The Company intends to submit its request for confidential treatment for four exhibits in connection with the filing of the Amendment. The Company acknowledges that the Staff will provide comments to its confidential treatment request under separate cover.
Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, CA 92122-1246 www.hellerehrman.com

Anchorage       Beijing       Hong Kong       Los Angeles       Madison, WI       New York       San Diego       San Francisco       Seattle       Silicon Valley       Singapore    Washington, D.C.

Jeffrey P. Riedler June 19, 2006 Page 2
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
     Response: The Company acknowledges the Staff’s comment and notes that, upon the Company’s filing of a pre-effective amendment containing pricing-related information, the Staff may have additional comments.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
     Response: The Company acknowledges the Staff’s comment and confirms that any price range included in a pre-effective amendment to the Registration Statement will be bona fide based on the information available to the Company at that time.
4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
     Response: The Company acknowledges the Staff’s comment and notes that where examples are provided to illustrate what the Staff means by its comment, they are examples and not complete lists. The Company has also incorporated into the Amendment additional changes not specifically cited by the Staff’s comments, to the extent such changes reflect appropriate responses to the Staff’s comments.
5.	Please revise the first two pages of the graphic so that the disclosure is in plain English. For example, please revise to explain what you mean by “temporary muscle paralytics,” “purified bovine collagen,” and “PMMA.” Please also provide a legend that explains the current regulatory status of ArteFill, in particular that you still need to obtain FDA approval to market and sell ArteFill.
     Response: The Company has revised the first two pages of the cover art to add a legend defining the terms “temporary muscle paralytics,” “temporary dermal fillers” and “purified bovine collagen” used in ArteFill. The Company advises the Staff that the graphic on the second page of the cover art indicates that PMMA (Polymethylmethacrylate) is “the most commonly used artificial substance in the human body”. In addition, the Company has added a legend that explains the current regulatory status of ArteFill, including the need for final FDA approval before commercialization.

Jeffrey P. Riedler June 19, 2006 Page 3
6.	Please move the graphic on the third page to the business section of the prospectus. The information in this graphic regarding the results of your clinical trial and patient follow-up is best placed in the business section where investors will have more context of the information provided.
     Response: The Company has revised the Registration Statement to delete the graphic regarding clinical trial results and patient follow-up on the third page. The Company has included a revised version of this graphic in the business section, on page 67, of the prospectus in the Amendment.
7.	Please delete the terms “safe” and “enduring” from the graphic on the inside back cover. You have yet to receive final approval from the FDA to market and sell ArteFill.
     Response: The Company has revised the Registration Statement to delete the terms “safe” and “enduring” from the graphic on the inside back cover. The Company has added its trademark “The First to Last” to the graphic on the inside back cover, which has been approved by the FDA for use in the Company’s marketing materials upon receipt of final pre-market approval for ArteFill.
8.	Please confirm to us that you have provided us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.
     Response: The Company confirms that it has provided the Staff with proofs of all graphic, visual or photographic information that will be provided in the printed prospectus.
9.	Please update the financial statements as required by Rule 3-12 of Regulation S-X and update any other related disclosure.
     Response: The Company has revised the Registration Statement to update the financial statements as required by Rule 3-12 of Regulation S-X.
10.	The forepart of your prospectus uses jargon and technical terms. For example, these words and phrases appear in the forepart of your prospectus:
•	dermal fillers,

•	approvable letter,

•	bovine collagen component,

•	synthetic, non-absorbable microspheres,

•	Med Watch letter,

•	hyaluronic acid-based, and

•	alloplastic implants.
Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, provide an explanation of the term where you first use it. See Rule 421 (d)(2)(ii) of Regulation C.

Jeffrey P. Riedler June 19, 2006 Page 4
     Response: The Company has revised the forepart of the prospectus and other portions of the Registration Statement to include plain English definitions or explanations of the following terms:
•	temporary muscle paralytics (pages 1 and 50);

•	approvable letter (pages 1 and 50);

•	temporary dermal fillers (pages 1 and 50);

•	bovine collagen (pages 1 and 50);

•	hyaluronic acid (pages 11 and 52); and

•	alloplastic implant (page 21).
     In addition, the Company has revised the applicable portions of the Registration Statement, on pages 9 and 70, to clarify that the Company received a letter from the FDA’s MedWatch program and to include a definition for this program, thereby eliminating the use of the term “Med Watch letter.” The Company has also revised its description of ArteFill’s formulation in applicable portions of the Registration Statement, on pages 1 and 50, to eliminate the use of the terms “bovine collagen component” and “synthetic, non-absorbable microspheres.” The Company has also reviewed the Registration Statement and replaced or clarified other instances of technical language and jargon.
11.	Please revise your disclosure to identify the source for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.
•	Injectable aesthetic treatments are the largest and the fastest growing segment of the non-surgical aesthetic treatment market.

•	During 2005, approximately 4.9 million injectable aesthetic procedures were performed in the United States.

•	In 2005, U.S. consumers spent more than $2.2 billion on injectable aesthetic treatments.

•	Based on market research, we believe that physicians purchased approximately $600 million of injectable aesthetic products for these treatments.

•	Industry research projects that the market for injectable aesthetic treatments will expand at a compound annual growth rate of more than 25% through 2011 in the United States and 20% throughout the rest of the world.
     Response: The Company has revised the disclosure on pages 2 and 51 to identify the source for each of the above statements. The Company has supplementally provided to the Staff third-party support for each of these statements via enclosures to this letter.
12.	We note that you mention a predecessor product to ArteFill called Artecoll that was manufactured and sold outside the United States by a third party under a CE mark. Please revise your disclosure in an appropriate section of the prospectus to clarify the current status of Artecoll. Is it still manufactured and sold outside the United States by a third party? Did you acquire all rights to Artecoll? Please explain.

Jeffrey P. Riedler June 19, 2006 Page 5
     Response: The Company has revised the disclosure in the risk factors (pages 9-10) and business section under the headings “—Government Regulation—Regulatory Status of ArteFill” (page 63) and “—Legal Proceedings” (page 70) to indicate that a product named “Artecoll” has been manufactured and sold outside the United States by third parties unrelated to the Company. The Company has also explained that it acquired all worldwide intellectual property rights to Artecoll in 2004. The Company has also revised the applicable disclosures to clarify that the Company has never manufactured or sold Artecoll, and that ArteFill is a successor product developed by the Company, which reflects various refinements that the Company has made to the PMMA microsphere manufacturing process.
Cover Page
13.	Please eliminate the term “joint book-running managers” from the cover page. You can discuss the relationship between the underwriters in the underwriting section if you wish.
     Response: The Company has revised the Registration Statement to delete the term “joint book-running managers” from the cover page.
Summary, pages 1-6
14.	Please revise your disclosure to explain what you mean by “fully integrated” or remove this statement.
     Response: The Company has revised the Registration Statement to remove all instances of the statement “fully integrated,” including from pages 1, 38 and 50.
15.	In the summary you make various statements regarding the results of your clinical trials. You state that your product candidate is “safe and effective” and make claims about its “wrinkle correction.” We believe discussions regarding the results of clinical trials are better placed in the Business section where investors have more complete disclosure about the trials and the FDA process. Please revise your disclosure accordingly. You may discuss where you are in the regulatory process and the remaining steps to regulatory approval in the Summary.
     Response: The Company acknowledges the Staff’s comment and, accordingly, has revised the summary to eliminate portions of its prior disclosure regarding the results of its clinical trial. The Company has not removed the remainder of the information related to its clinical trial, however, because it believes this information is material to investors to evaluate the Company’s prospects and the potential strengths and weaknesses of ArteFill. Upon receipt of FDA approval for ArteFill, the Company acknowledges that it would be appropriate to further eliminate portions of its discussion regarding its clinical trial results from the summary.
16.	Please expand your discussion of the risks associated with your business. Since you discuss the anticipated benefits of your product candidate and your strategy, you

Jeffrey P. Riedler June 19, 2006 Page 6
should provide equally prominent disclosure highlighting potential problems that could affect your future success. Please expand the discussion of the risks listed and also discuss other major risks, including your limited operating history, the competitive nature of your target market and your current product litigation.
     Response: In accordance with the Staff’s comment, the Company has revised the prospectus summary on page 3 to expand the discussion of the risks associated with the Company’s business. The Company did not discuss the current product litigation because the litigation was dismissed without prejudice on June 5, 2006, based on a stipulation filed by the parties to the litigation. To date, the plaintiff has not refiled a complaint to restart the case.
Risk Factors, page 7-27
General
17.	Please delete the statement “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.” It is not appropriate to refer to other risks that are not disclosed.
     Response: The Company has revised the disclosure on page 8 to delete the statement “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.”
18.	We note that if approved by the FDA your promotion of the efficacy benefits of ArteFill will be limited to six months. It appears, however, that you plan to distinguish ArteFill from competing products by claiming it has lasting effects. Please clarify how you will be able to market ArteFill as such if you are permitted only to promote its benefits for six months. Please also add a new risk factor or revise a current risk factor, such as the risk factor on page 9 regarding market acceptance, to discuss how the limited approval will impact your market strategy for success.
     Response: In accordance with the Staff’s comment, the Company has revised the Registration Statement to clarify how it intends to distinguish ArteFill from other injectable aesthetic products, including revising the risk factor on page 17 regarding market acceptance. Specifically, the Company has revised the Registration Statement, on pages 1-2 and on page 50, to clarify that the aesthetic improvements exhibited in the patients who received ArteFill in the clinical trial “persisted” at the six month efficacy endpoint. In contrast, patients who received the controls in the clinical trial exhibited no lasting aesthetic effect at the end of six months.
     The difference between ArteFill and the controls used in the clinical trial at the six month efficacy endpoint is best illustrated by the graphic of the clinical trial results included in the business section on page 67. This graphic has been reviewed by the FDA, and the FDA has approved the Company’s use of this graphic in its marketing materials when it obtains final approval for ArteFill. The graphic shows that the aesthetic improvements exhibited in the patients who received ArteFill persisted at the six-month efficacy endpoint, and continued to improve throughout the one-year study period. In

Jeffrey P. Riedler June 19, 2006 Page 7
contrast, the graphic shows that the aesthetic improvements exhibited in the patients who received the controls diminished over time, with no lasting aesthetic effect at the six month efficacy endpoint.
     To distinguish ArteFill from existing products, the Company has also explained that all existing temporary muscle paralytics and temporary dermal fillers are comprised of materials that are completely metabolized and absorbed by the body within months. In contrast, ArteFill contains PMMA microspheres that are not degraded or absorbed by the human body, and remain permanently intact at the injection site. Finally, the FDA has required the Company to describe ArteFill as a “permanent aesthetic injectable implant” when it obtains final approval for ArteFill.
     In accordance with the Staff’s comment, the Company has revised the Registration Statement to clearly state, on pages 1-2, 17 and 50, that because the Company’s clinical trial had an efficacy endpoint of six months, upon approval, the Company’s promotion of the efficacy benefits of ArteFill will be limited to six months.
We have limited operating experience and a history of net losses. . . ., page 7
19.	Please revise this risk factor to also explain that you have no revenues to date.
     Response: The Company has revised this risk factor on page 8 to explain that the Company has recorded no revenues to date.
20.	Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
     Response: The Company has revised this risk factor on page 8 to disclose that for the three months ended March 31, 2006, the Company used net cash in operating activities of $7.0 million.
We are currently involved in product litigation. . . ., page 11-12
21.	Please revise this risk factor to also explain your directors’ and officers’ liability insurance carrier has declined coverage of the Sandor litigation.
     Response: The Company has revised this risk factor on page 12 to explain that the Company’s directors’ and officers’ liability insurance carrier has declined coverage of the Sandor litigation.
We have never commercialized any product. . . ., page 12
22.	Please revise this risk factor and your MD&A under “Funding Requirements” to quantify your expected expenditures as they relate to building your sales force.
     Response: The Company has revised this risk factor on page 13 and the MD&A under “Funding Requirements” on page 47 to disclose that, based on its current operating plan, the Company expects to incur costs of approximately $8 million to $10 million over a 12-month period in connection with establishing and building its internal sales force and sales management to market ArteFill.

Jeffrey P. Riedler June 19, 2006 Page 8
We currently do not have an FDA-approved manufacturing facility in the United States. . . ., page 12
23.	You have indicated in this risk factor that the EIR states that the inspection of your manufacturing facilities is completely closed. In other sections of the prospectus, you state that you will not be required to take any further action related to the inspection. You also state that you expect to receive FDA clearance of your manufacturing facilities later this year. Please revise this risk factor to explain what additional steps or events by the FDA or other third parties must occur for the FDA to approve your manufacturing facilities.
     Response: The Company has revised this risk factor on pages 13 and 14 to indicate that the Company is not aware of any additional steps or events by the FDA or other third parties that must occur for the FDA to approve the Company’s manufacturing facilities. However, until the Company actually obtains final approval, there is always a risk that the FDA may require the Company to take additional actions, or unforeseen delays may occur in the approval process.
We have limited manufacturing experience. . . ., pages 12-13
24.	Please expand your discussion regarding the additional regulatory approvals you may require to develop commercial-scale manufacturing capabilities and to automate your production process.
     Response: The Company has revised this risk factor on page 14 to include disclosure regarding the additional regulatory approvals that the Company may require in order to implement an automated manufacturing process. The Company advises the Staff that no further regulatory review is required to implement commercial-scale manufacturing capabilities.
We may experience negative publicity. . . ., pages 13-14
25.	We note your reference here to predecessor products, in particular Artecoll, which were manufactured and marketed by unrelated parties. On page 8, however, you state that your co-founder and former CSO and former director used Artecoll on four individuals. Please revise your disclosure to explain this discrepancy.
     Response: The Company refers the Staff to the Company’s response to Comment No. 12 above. The revised disclosure on pages 9 and 15 indicates that a product named “Artecoll” has been manufactured and sold outside the United States by third parties unrelated to the Company. The Company has also explained that the Company acquired all worldwide intellectual property rights to Artecoll in 2004, including the trademark “Artecoll” and a facility used to produce PMMA microspheres. Following this acquisition, the Company requested these third parties to cease manufacturing and distributing their product named “Artecoll.” The Company has also revised the applicable disclosures on pages 9-10 to clarify that the Company has never manufactured or sold Artecoll, or received any revenues from Artecoll. The Company has also disclosed on page 63 that the Company initially named the product used in its clinical trials Artecoll, and later changed the name of its product candidate to ArteFill to reflect various

Jeffrey P. Riedler June 19, 2006 Page 9
refinements that the Company has made to the PMMA and bovine collagen manufacturing process. The Company obtained the product used in its clinical trial from a third party manufacturer, which manufactured the product based on the Company’s specifications. The Company advises the Staff that Dr. Gottfried Lemperle could not have used ArteFill, because the Company only produced the first batches of ArteFill in early 2006. The source of the Artecoll used by Dr. Gottfried Lemperle is unknown; it may have been the product the Company acquired for use in animal studies the Company conducted following the conclusion of its clinical trials or it may have been the product named “Artecoll” manufactured and sold by third parties unrelated to the Company.
Our ability to manufacture and sell ArteFill could be harmed if we experience problems with the supply of calf hides. . . ., pages 14-15
26.	Please revise this risk factor to name the sole domestic supplier upon whom you are reliant.
     Response: The Company has revised the disclosure on page 16 to name Lampire Biological Labs, Inc. as the sole domestic supplier upon whom the Company is reliant.
We intend to increase the size of our company significantly. . . ., page 15
27.	To the extent practicable, please quantify the number or percentage of additional employees you currently expect to add and please quantify the expected cost to you of such expansion.
     Response: The Company has revised the disclosure on page 16 to indicate that upon receipt of FDA approval, and in connection with the commercial launch of its product, the Company expects to hire approximately 25 additional sales personnel. Based on its current operation plan, the Company expects to incur costs of approximately $8 to $10 million over a 12-month period in connection with establishing and building its internal sales force and sales management to market ArteFill. Thereafter, the Company will hire additional sales and manufacturing personnel as necessary to meet customer demand for its product.
We are dependent on our key management and technical personnel. . . ., page 16
28.	Please provide the names of your key personnel.
     Response: The Company has revised the disclosure on page 17 to provide the names of the key personnel listed in this risk factor.
29.	Please briefly describe the material term and termination provisions of any employment contracts with key personnel.
     Response: The Company has revised the disclosure on page 17 to briefly describe the material term and termination provisions of its employment agreements with certain of its executive officers.
We may rely on third parties for our international sales, marketing and distribution activities. Page 16

Jeffrey P. Riedler June 19, 2006 Page 10
30.	Please revise this risk factor to name the third party distributor in Taiwan.
     Response: The Company has deleted the references, on page 18 and elsewhere throughout the Registration Statement, to its distribution agreement in Taiwan because the Company believes that this agreement is not material at this time to the Company. The Company advises the Staff that the Company plans to apply for regulatory clearance to distribute ArteFill in Taiwan only after it has received final FDA approval to market ArteFill in the United States. The Company expects that it will take at least 6 months after initial submission of such application to receive regulatory clearance to market ArteFill in Taiwan. Given the uncertainty on the timing of FDA approval in the United States and subsequent regulatory clearance in Taiwan, the Company does not believe that this agreement will have a material impact on the Company’s results of operations in the next 12 months.
If we acquire any companies or technologies. . . ., page 17
31.	Please discuss any problems you had integrating your acquisition of FormMed Biomedicals. To the extent practicable, please quantify the impact of any material problems.
     Response: The Company has revised this risk factor on page 19 to disclose that, since the acquisition of the facility in 2004, the Company has spent approximately $750,000 to improve and upgrade the physical facilities, manufacturing processes and quality control systems to be in compliance with both ISO and FDA Good Manufacturing Practice (GMP) quality requirements. The Company advises the Staff that it has not had any significant problems, other than the required expenditures discussed in the preceeding sentence, integrating the PMMA microsphere manufacturing facility it acquired.
Our business, which depends on a small number of facilities, is vulnerable to natural disasters. . . ., page 17
32.	Please disclose your level of insurance coverage for natural disasters, telecommunication and information systems failures and similar events. Please also disclose the cost to you of such coverage, if material.
     Response: The Company has revised this risk factor on page 19 to disclose the level of insurance coverage for natural disasters, telecommunication and information systems failures and similar events, and the Company’s current annual premiums for such coverage.

Jeffrey P. Riedler June 19, 2006 Page 11
Because we have operated as a private company, we have no experience complying with public company obligations. . . ., page 18
33.	Your risk factor as currently written could apply to any initial public offering. Please revise it so that it addresses your situation more specifically. See Item 503(c) of Regulation S-K.
     Response: The Company has revised this risk factor on pages 19 and 20 in accordance with the Staff’s comment.
Changes in, or interpretations of, accounting rules and regulations. . . ., pages 18-19
34.	In the risk factor preceding this one, you state that you have deferred stock-based compensation of $2.7 million that will be amortized over the next four years. In this risk factor, you state that you will be changing your accounting policy on the expensing of stock options. To the extent practicable, please quantify your expected impact of this change in accounting policy.
     Response: The Company has revised this risk factor on pages 20-21 to disclose the impact of its adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R) effective as of January 1, 2006. As a result of its adoption of SFAS No. 123(R), the Company has not restated its prior period results. The impact of the adoption of SFAS No. 123(R) for the three months ended March 31, 2006 was $40,000. The Company has also updated the preceding risk factor on page 20 to further disclose each of the categories of non-cash compensation expense that the Company expects to record in the future. The Company has also included a discussion of the non-cash expense charge that the Company anticipates recording related to the modification in terms of the Company’s service provider warrants.
Our efforts to protect our intellectual proper may be less effective in some foreign countries. .. . ., page 21
35.	Please identify the foreign countries in which you face material risks of ineffective intellectual property protection.
     Response: In accordance with the Staff’s comment, the Company has revised this risk factor on page 23 to explain that third parties unrelated to the Company located in Germany and the Netherlands have, and may be currently, manufacturing and selling a product named Artecoll and that the Company may need to enforce its intellectual property rights against these third parties in these foreign jurisdictions.
We may be subject to the assertion of claims by our stockholders. . . ., pages 24-25
36.	Please expand your discussion of this risk factor to explain why you believe investors in certain of your prior financings may allege that you failed to satisfy all of the requirements of applicable securities laws.
     Response: The Company has revised this risk factor on page 26 to disclose that investors in certain of the Company’s prior financings may allege that the Company failed to satisfy all the requirements of applicable securities laws in that paperwork might not have been timely filed in certain states and/or certain offerings may not have come within a private-placement safe harbor.

Jeffrey P. Riedler June 19, 2006 Page 12
If you purchase our common stock in this offering, you will incur immediate and substantial dilution. . . ., page 26
37.	Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.
     Response: The Company has revised this risk factor on page 28 to explain that investors who purchase shares will own only ___% of the shares outstanding even though they will have contributed ___% of the total consideration received by the Company for its outstanding shares. The Company advises the Staff that the applicable percentages will be included in a subsequent amendment to the Registration Statement once pricing information becomes available.
You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding warrants and options, page 27
38.	Please also disclose the weighted average exercise price of the warrants and options you discuss in this risk factor.
     Response: The Company has revised this risk factor on page 29 to disclose the weighted average exercise price of the warrants and options discussed in this risk factor.
Use of Proceeds, page 29
39.	In the third bullet you state you intend to use part of the proceeds to “conduct further clinical studies to generate additional data regarding the safety and efficacy of ArteFill for aesthetic use.” Please clarify if this is for the post-market safety study you are required to complete referred to on pages 1 and 22 or for indications other than for the correction of nasolabial folds.
     Response: The Company plans to use proceeds from the offering for both items referenced in the Staff’s comment. The Company has included a new bullet point on page 31 indicating that part of the proceeds will be used to conduct the post-market safety study the Company is required by the FDA to complete, and the Company has revised the original bullet point referenced in the Staff’s comment to indicate that a portion of the proceeds will be used to conduct further studies regarding the use of ArteFill for other aesthetic applications.

Jeffrey P. Riedler June 19, 2006 Page 13
Management’s Discussion and Analysis of Financial Condition and Results of Operation, pages 36-46
Critical Accounting Policies and Estimates, page 38
40.	Please revise your discussion of accrued expenses to focus on the underlying critical accounting estimates and provide the following disclosures, as contemplated by Financial Reporting Codification Section 501.14 (Section V of Financial Reporting Release 72),:
a.	the estimate and the significant assumptions underlying the estimate;

b.	how accurate the estimate/assumptions have been in the past;

c.	how the estimate/assumptions have changed in the past and the effect the change had on your liquidity, financial position, and results of operations; and,

d.	whether the estimate/assumptions are reasonably likely to change in the future; if so and if the effect of that change would be material, qualitative and quantitative disclosure about this change and the effect it would have on your liquidity, financial position, and results of operations.
     Response: The Company advises the Staff that, upon further review of the applicable disclosure in the Registration Statement regarding the Company’s accrued expenses, as well as the Company’s policies with respect to accrued expenses, the Company has determined that it currently does not, and has not in the past had any accrued expenses that require significant assumptions underlying an estimate. The Company further advises the Staff that the Company’s accrued expenses consist primarily of amounts for goods and services in the ordinary course of business. Based on the above, the Company has removed the disclosure referenced in the Staff’s comment from page 41, as it could be misleading.
Results of Operations, page 41
41.	For the warrants that were issued in consideration for services and that, per page 84, you anticipate will be amended, please disclose how you will account for those amendments, the amount and timing of any additional expense you anticipate recognizing, and how you determined the amount of any additional expense. To the extent the amendments represent a known uncertainty that is reasonably likely to materially affect your results of operations, this disclosure would appear to be required by Item 303(A)(3)(ii) of Regulation S-K.
     Response: The Company has revised the Registration Statement to disclose on page 86 that the Company has offered each holder of such warrants an option to amend such holder’s warrant to provide that the expiration date of the warrant will not automatically accelerate upon the closing date of the Company’s initial

Jeffrey P. Riedler June 19, 2006 Page 14
public offering if not exercised prior thereto, but the warrant will continue to survive for its natural term. The Company’s offer remains open until June 23, 2006, and the Company does not know the exact number of warrant holders who will accept the option to amend their warrants. Accordingly, the Company cannot determine the total warrant term modification expense at this time. The Company will provide disclosure regarding the specific warrant term modification expense in a subsequent amendment to the Registration Statement after the option to amend the warrants expires on June 23, 2006. The impact of these potential amendments will be charged to expense as of the modification date, as there is no requisite service period associated with the warrants.
42.	Please disclose the intrinsic value, based on the estimated IPO price, of vested and unvested instruments exercisable or convertible into your stock that were outstanding as of the most recent balance sheet date presented.
     Response: The Company has revised the Registration Statement to disclose, on page F-34 of its financial statements, the intrinsic value, based on the estimated price of the initial public offering, of outstanding vested and unvested options exercisable into common stock as of the most recent balance sheet date presented. The Company advises the Staff that such information as to the Company’s outstanding convertible preferred stock has not been included because all such convertible preferred stock will be converted into common stock effective upon the initial public offering. Under their existing terms, the Company’s outstanding warrants to purchase common stock and preferred stock will terminate if not exercised prior to the initial public offering. At this time, the Company cannot determine which holders, if any, will elect to amend their warrants in accordance with the amendments described above in our response to Comment No. 41.
Recent Accounting Pronouncements, page 46
43.	We note your reference to “disclosure of pro forma net loss and net loss per share above.” You appear to be referring to the pro forma disclosure in the footnotes to your financial statements. Please revise this statement to correct the reference.
     Response: The Company advises the Staff that the entire disclosure related to SFAS No. 123 under “Recent Accounting Pronouncements” previously appearing on page 46 of the Registration Statement has been removed in the Amendment. The Company adopted the provisions of this statement on January 1, 2006, and therefore such disclosure is no longer required under the caption “Recent Accounting Pronouncements.”
Business, paces 47-67
General
44.	Please describe all material terms of the following agreements and arrangements and file these agreements as exhibits to the extent you have not already done so.
•	Two license agreements with a competitor and Dr. Martin Lemperle;

•	Supply agreement or arrangements with sole supplier of calf hide,

•	Distribution agreement with third party in Taiwan,

Jeffrey P. Riedler June 19, 2006 Page 15
•	Acquisition of PMMA from a company shareholder,

•	Acquisition agreement with FormMed Biomedicals AG,

•	MediPlant acquisition settlement agreement,

•	Manufacturing and Supply Agreement with MediPlant Biomaterials and Medical Devices GmbH, and

•	Fixed Price Supply Agreement with Lampire Biological Labs.
For each agreement, at a minimum, please disclose the following to the extent applicable:
•	Each party’s obligations,

•	Payment provisions, including upfront payments, annual payments and royalties,

•	Exclusivity provisions, and

•	Term and termination provisions.
If you believe any of the relationships or agreements noted are not material, then provide us with an analysis supporting your determination.
     Response: The Company has added a subsection entitled “Material Agreements” to page 61 of the business section, which discloses the material terms of each of the agreements listed above, except for the distribution agreement with the third party in Taiwan referenced in the third bullet point. The Company advises the Staff that all references to this agreement have been removed from the Registration Statement, and refers the Staff to the Company’s response to Comment No. 30 above for the Company’s analysis regarding the materiality of this agreement. The Company has filed all of the agreements listed above as exhibits to the Registration Statement, except for the Settlement and License Agreement between the Company, BioForm Medical, Inc. and Dr. Martin Lemperle, which it intends to file in the next amendment to the Registration Statement. The Company advises the Staff that the Company plans to request confidential treatment for certain portions of these agreements. The Company also advises the Staff that it believes the second and eighth bullets refer to the same agreement.
Market Opportunity, pages 48-52
45.	We refer to your statements on page 48 that discuss the market size of all aesthetic procedures, including surgical and non-surgical treatments. Your target market, however, is only a subset of non-surgical treatments. Please revise your disclosure to remove the statements regarding the market size of all aesthetic procedures. Your discussion regarding market opportunity should be limited to your target market.
     Response: The Company has revised the disclosure on page 51 to remove the statements regarding the market size of all aesthetic procedures and has limited the discussion of the Company’s market opportunity to its target market of non-surgical treatments.

Jeffrey P. Riedler June 19, 2006 Page 16
Our Product Candidate, pages 53-54
46.	Please expand your disclosure regarding bovine collagen to discuss where and how you store your “several years’ supply of hides.” To the extent material, please also disclose any material costs you incur to maintain this supply.
     Response: The Company has revised the disclosure on page 57 to state that it maintains a supply of calf hides adequate to meet the anticipated demand for ArteFill for at least 12 months in frozen storage at its manufacturing facility. The Company advises the Staff that there are no material costs associated with maintaining this supply.
Manufacturing, page 57
47.	Please revise your disclosure to explain the meaning of “Class 100,000 to Class 100.”
     Response: In accordance with the Staff’s comment, the Company revised its disclosure on page 60 to delete the reference to “Class 100,000 to Class 100” and to clarify that its manufacturing facility has dedicated control rooms suitable for maintaining product sterility consistent with ISO and the FDA’s GMP regulations.
Government Regulation, pages 58-62
48.	Please revise your disclosure to explain what granuloma formation is, how it impacts individuals and why the FDA is concerned about this condition in patients treated with ArteFill.
     Response: The Company has revised the disclosure on page 64 to explain what granuloma formation is, how it impacts individuals and why the FDA is concerned about this condition in patients treated with ArteFill.
49.	Please expand this discussion to address the regulatory requirements of marketing and selling your product in Taiwan. We note that you have entered into a distribution agreement with a third party to market and sell in Taiwan.
     Response: The Company advises the Staff that it has removed all references in the Registration Statement to the distribution agreement with a third party to market and sell in Taiwan and refers the Staff to the Company’s response to Comment No. 30 above for an analysis supporting the Company’s conclusion that this agreement is not material.

Jeffrey P. Riedler June 19, 2006 Page 17
Clinical History, pages 62-64
50.	We note your statement on page 63 that “there was a statistically significant improvement in the mean FFA score for subjects who received ArteFill for the treatment of nasolabial folds compared with subjects who received the collagen control treatments (0.8 vs. 0.0; p<0.001).” Please explain to whom and how the FFA scores 0.8 vs. 0.0 apply. Is 0.8 the improved amount, or is this the amount for the control treatments?
     Response: The Company has revised the disclosure and related graphic on pages 66-67 to clarify that 0.8 and 0.0 represent the respective mean levels of FFA score improvement, rather than actual FFA scores, in the subjects treated with ArteFill and the subjects treated with the controls at six months after treatment.
Legal Proceedings, page 66
51.	Based on the article headlined, “illegal use of Artes wrinkle filler investigated; Product disfigured her, woman says in lawsuit,” published in the San Diego Union Tribune on May 13, 2006, it appears that there may be an open criminal investigation against Dr. Gottfried Lemperle by the U.S. Attorney’s office in San Diego. Please revise your disclosure to reflect this investigation.
     Response: The Company refers the Staff to the disclosure on page 70 regarding information obtained by the Company from Dr. Gottfried Lemperle’s counsel regarding an open investigation by the FDA, and the potential for referral of the matter to the U.S. Attorney’s Office for criminal prosecution upon completion of such investigation. As disclosed in the Registration Statement on page 70, the Company has no direct information from the FDA regarding the investigation and its subject matter. The Company advises the Staff that the Company has no first-hand knowledge of any open criminal investigation against Dr. Gottfried Lemperle by the U.S. Attorney’s Office in San Diego.
Related Party Transactions, pages 83-85
Securities Issuances, page 83
52.	Please revise your disclosure regarding the issuances to Creative Microspheres and Christopher Reinhard to disclose the amount they paid for the securities.
     Response: The Company refers the Staff to the disclosures indicating that the original principal amounts of the promissory notes issued to Creative Microspheres, Inc. and Christopher Reinhard were $743,005 and $100,000, respectively. In addition, the Company has provided additional disclosure on page 85 indicating the aggregate amount of principal and accrued interest under each of these notes that was converted into Series C-1 and Series D preferred stock, respectively.

Jeffrey P. Riedler June 19, 2006 Page 18
Principal Stockholders, pages 86-87
53.	We note that you include related party disclosure for Peter and Georgia Angelos, Baltimore Business Leaders, LLC and NGN Capital, LLC on page 83 because they are 5% beneficial owners. Please provide the disclosure required by Item 403 for these persons to the extent they are still 5% beneficial owners.
     Response: In response to the Staff's comment, the Company has removed the disclosures regarding the above-named stockholders from the “Related Party Transactions” section of the Registration Statement. The Company supplementally advises the Staff that this change has been made and these stockholders are not included in the table of principal stockholders on page 89 because the information in the Registration Statement assumes the conversion of all shares of the Company’s preferred stock into common stock, which will become effective at the closing of the offering. Although each of the holders listed above currently is a beneficial owner of more than 5% of the shares of a class of the Company’s securities (i.e., preferred stock), these holders will not beneficially own 5% or greater of any class of the Company’s securities if this conversion of preferred stock into common stock is taken into account.
Exhibits
54.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review prior to granting effectiveness of the registration statement.
     Response: The Company acknowledges the Staff’s comment and has filed all such exhibits with the Amendment, except for Exhibits 4.1, 4.2, 4.4, 4.12, 5.1 and 10.25. The Company intends to file each of these remaining exhibits in connection with the next amendment of the Registration Statement.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Jeffrey P. Riedler June 19, 2006 Page 19
Unaudited Pro Forma Stockholders’ Equity, page F-8
55.	According to page F-22, the preferred stock automatically converts into common stock on a one-to-one basis if the offering results in at least $10.00 per common share and gross proceeds of more than $25,000,000. According to pages F-21 and F-30, sales of your Series E preferred stock and warrants as recent as March 28, 2006 appear to have resulted in proceeds of only $2.50 per preferred share, excluding the warrants. In addition, per page F- 12, you reassessed the fair value of your common stock by starting with the proposed valuation from your investment bankers and concluded that the weighted-average fair value of the common stock underlying options granted to employees during 2005 was only $2.16 per share. In light of those disclosures, it is not clear why you appear to believe the offering will result in at least $10.00 per share. As such, please provide quantitative and qualitative disclosures explaining why it is appropriate to assume the preferred stock will convert into common upon completion of this offering, including a discussion reconciling the expected offering price to your recent stock sales.
Response: In accordance with the Staff’s comment, the Company has included disclosure on pages F-24 and F-25 to the effect that the Company’s existing Fifth Amended and Restated Certificate of Incorporation provides that each outstanding share of preferred stock will automatically convert into shares of common stock upon the earlier of one of the following three events:
          (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and which results in aggregate cash proceeds of at least $25,000,000 (net of underwriting discounts and commissions);
          (ii) the date on which the Company first becomes subject to the periodic reporting requirements of Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended; or
          (iii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock, voting together as a single class on an as-converted-to common stock basis.
     The Company believes that pursuant to item (ii) above, the outstanding shares of preferred stock will automatically convert into shares of common stock on the effective date of the Company’s proposed initial public offering. The Company has also requested its preferred stockholders to execute a written consent that provides for the automatic conversion of the preferred stock immediately prior to the closing date of the Company’s proposed initial public offering. The Company currently believes this written consent will be executed by the holders of more than a majority of the outstanding shares of preferred stock in accordance with item (iii) above. The Company does not believe the initial public offering price of its common stock will satisfy the automatic conversion thresholds set forth in item (i) above.

Jeffrey P. Riedler June 19, 2006 Page 20
Note 3, Acquisitions, page F-14
56.	Please provide us an analysis detailing why it was appropriate to consider these transactions to be acquisitions of assets, not of a business, and how that it is consistent with EITF 98-3, which is referred to by footnote 4 of SFAS 141. In so doing, please clarify each of the following for us:
a.	As your disclosures here and on page 85 indicate you acquired certain patents and patent rights related to PMMA and a facility and the production equipment to manufacture PMMA materials, it is unclear whether you acquired the inputs contemplated by paragraph 6 of ETTF 98-3.

b.	As your disclosures here and on page 57 indicate you acquired manufacturing know how and that you utilize a proprietary manufacturing process, it is unclear whether you acquired the processes contemplated by that paragraph.

c.	As your disclosures on page 53 indicate that PMMA has been used for more than 60 years in medical implants, it is unclear whether you acquired the outputs contemplated by that paragraph.

d.	To the extent that any elements of a business were missing, please tell us whether they should be considered as minor by discussing the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing elements.

e.	As the transactions do not appear to have resulted in any revenues, please tell us whether what you acquired was in the development stage and whether it had commenced its planned principal operations.
     Response: In 2004, the Company acquired international patents and trademarks related to Artecoll and the ArteFill platform technology, as well as certain trade secrets and know-how related to the production of the PMMA microspheres now used in ArteFill, as part of the Company’s strategy to create an integrated commercial operation for the production, manufacturing, marketing and distribution of ArteFill. In connection with this transaction, the Company also acquired MediPlant GmbH Biomaterials & Medical Devices, or MediPlant, a small-scale manufacturing facility for the PMMA microspheres.
The Company has determined that the purchase from FormMed of international patents, trademarks, trade secrets and know-how, together with FormMed’s interest in MediPlant, constituted an acquisition of assets, rather than of a business, for the reasons set forth below, which correspond to the references in the Staff’s letter.

Jeffrey P. Riedler June 19, 2006 Page 21
(a) Paragraph 6 of EITF 98-3 defines the inputs as:
     (i) Long-lived assets, including intangible assets, or rights to use long-lived assets;
     (ii) Intellectual property;
     (iii) The ability to obtain access to necessary materials or rights; and
     (iv) Employees.
The acquisition included the purchase of intellectual property in the form of international patent and trademark rights, as well as trade secrets and know-how related to the process for manufacturing PMMA microspheres. While the patent and trademark rights may provide the Company with future benefits by providing the Company the ability to enforce such rights against potential infringers and block the manufacture, distribution and use of Artecoll in the European and select international markets, the Company does not expect to generate future revenues directly related to these patents and trademarks. The Company expects to sell ArteFill, which uses the PMMA technology, in Europe.
Although the Company acquired such technology and know-how, MediPlant, at the time of the Company’s acquisition, did not possess a workforce with the necessary skills, including design and implementation knowledge, and manufacturing experience, to produce PMMA microspheres in the amounts and according to the quality standards required by the FDA. At the time of the acquisition, there were no employees at MediPlant and the limited operations at MediPlant did not have any revenues or any established management or customer base. Accordingly, the Company believes that the acquisition did not involve the purchase of all of the necessary “inputs” as defined under Paragraph 6 of EITF 98-3.
(b) Paragraph 6 of EITF 98-3 defines the processes as: the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
     At the time of the acquisition, MediPlant did not have the processes necessary for normal, self-sustaining operations in place. Due in large part to the absence of employees at MediPlant, the entity had no strategic management, operational or resource management processes. Through 2003, MediPlant produced PMMA microspheres used in Artecoll, which was then sold to its parent company, FormMed. Production at MediPlant was subject to limited oversight, and the entity had no management, quality assurance/quality control, or operational processes in place, and therefore was a small pilot production facility not compliant with GMP. Therefore, the Company believes that MediPlant did not have processes contemplated by Paragraph 6 of EITF 98-3.

Jeffrey P. Riedler June 19, 2006 Page 22
(c) Paragraph 6 of EITF 98-3 defines the outputs as the ability to obtain access to the customers that purchase the outputs of the transferred set.
     At the time of the acquisition, MediPlant did not have any customers, employees, a sales force or capabilities for product sourcing or scaleable production capacity necessary to seek out or access customers. Therefore, the Company believes that MediPlant did not have the outputs contemplated by Paragraph 6 of EITF 98-3.
(d) The Company believes that at the time of the acquisition, several significant elements of a business were missing, as discussed in more detail below. As a result, the Company has expended significant resources in connection with its integration of the production processes at MediPlant with the Company’s overall operations.
•	In-process development and validation: After the acquisition, the Company spent approximately $562,000 on in-process development and validation expense in order to establish and validate GMP production and quality system capabilities in conformance with FDA regulatory requirements.

•	Facility: The Company also spent approximately $237,000 to renovate and upgrade both the facility and production equipment in order to increase its production capacity to meet anticipated demand for ArteFill, and to help bring the facility into compliance with FDA requirements. In connection therewith, the Company, through members of its San Diego, California-based management, has implemented validated quality assurance/quality control systems at MediPlant to ensure compliance with FDA requirements.

•	Employees: As mentioned above, MediPlant did not have any employees at the time it was acquired by the Company. Following the acquisition, the Company engaged two contractors, who were subsequently transitioned to full-time employee status, to oversee the production of PMMA microspheres at MediPlant.

•	Management, financial and accounting functions: The Company currently has approximately 1.5 full-time employees in San Diego, California responsible for oversight of the employees at MediPlant, including the appointment of a full-time General Manager/Managing Director. In addition, all of MediPlant’s financial and accounting records are maintained, and all such functions are performed, at the Company’s principal executive offices in San Diego. Prior to the acquisition, such functions at MediPlant were non-existent.
(e) The acquisition of MediPlant did not result in any revenues to the Company. We believe that at the time of the acquisition, MediPlant was not in the development stage because the PMMA microsphere production technology was already developed. In addition, we believe that MediPlant had at the time commenced principal operations due to its production of the PMMA microspheres used in Artecoll. However, the Company does not believe that MediPlant met the definition of a “business” for the reasons discussed above.

Jeffrey P. Riedler June 19, 2006 Page 23
57.	Please tell us why you did not allocate any of the purchase price from these transactions to acquired in-process research and development, as you disclosed: (a) on page F-14 that Mediplant possessed certain development activities, (b) on page 62 that the intellectual property you acquired related to ArteFill, and (e) on page 64 that your research and development expenses in subsequent periods primarily related to ArteFill. In so doing, please explain how your accounting complied with paragraph 11(c) of SFAS 2.
     Response: The Company acknowledges the Staff’s comment. Set forth below is the Company’s analysis in support of its determination not to allocate the purchase price from the above-referenced transactions to in-process research and development.
(a)	Please refer to Item (e) in the Company’s response to Comment No. 56.

The value assigned to intangible assets in the acquisition related to the established core technology which was capable of producing product for commercial sale in Europe. However, the Company’s strategy is to focus on U.S. FDA approval and the U.S. market opportunity. Moreover, the international markets are extremely competitive due to low barriers of entry resulting from a less stringent regulatory product approval process. The research and development expense as discussed in Business-Research and Development related to expenditures necessary to prepare the product for approval in the United States by the FDA. The Company has also corrected Note 3 — Acquisitions on page F-16.

(b)	The references in “Business — Clinical History” and “Business — Intellectual Property” are the basis for which the Company intends to manufacture and sell ArteFill. The intellectual property and PMMA process technology assets acquired relate to ArteFill, as well as its predecessor product Artecoll. The Company’s registration statement only addresses ArteFill as we did not own any rights to Artecoll outside the United States prior to 2004. Since the acquisition in 2004, the Company has not attempted to commercialize Artecoll. The European manufacturer and distributor has been notified to cease the commercial operations of Artecoll as the Company currently believes that they infringe its intellectual property rights.

(c)	Paragraph 11(c) of SFAS 2 discusses the purchase of intangible assets from others for use in research and development activities. While the assets are being used to obtain FDA approval and commercially launch the product in the United States, the same intangible assets also had an alternative use for commercialization in the European market. In accordance with SFAS 142, the value of the group of assets acquired was allocated based on their individual fair values.

Jeffrey P. Riedler June 19, 2006 Page 24
Note 4, Balance Sheet Details, page F-16
Deferred Financing Costs, page F-16
58.	We noted, on page F-27, that $276,000 was capitalized as deferred financing costs in connection with the amendment of the 2005 Bridge Loan. Please tell us what other amounts were included in the $1,011,000 balance as of December 31, 2005.
     Response: The Company advises the Staff that in connection with the December 30, 2005 amendment of the terms of the 2005 Bridge Loan, three members of the Company’s board of directors agreed to issue personal guarantees on the debt. In consideration for these personal guarantees, the Company agreed to issue to each director 100,000 shares of the Company’s common stock. The fair market value of the common stock on the date the personal guarantees were given was $2.45 per share. Accordingly, the aggregate fair market value of the total 300,000 shares issuable to the directors on such date was $735,000. At December 31, 2005, these shares of common stock had not been issued and had been recorded as common stock issuable. These deferred financing costs of $735,000, which comprise the difference between the total $1,011,000 balance as of December 31, 2005 and the other $276,000 capitalized as deferred financing costs, were expensed as additional interest in the first quarter of 2006 upon the Company’s repayment of the associated debt.
Note 7. Stockholders’ Equity (Deficit), page F-20
Stock Option Plans, page F-23
59.	When you update the financial statements pursuant to Rule 3-12 of Regulation S-X, you presumably will provide disclosures about the issuances during the updated period of equity instruments or other instruments that could be exercised or converted into your stock. When you do, please provide at least as much information about those issuances as you have provided in these financial statements about prior issuances. To the extent there are issuances after the date of those financial statements that you did not otherwise intend to disclose, please disclose the following information, in chronological order, for each issuance after that date through the date you file each amendment to your registration statement:

Jeffrey P. Riedler June 19, 2006 Page 25
a.	Date of each issuance or transaction;

b.	Number of shares issued or issuable upon exercise or conversion;

c.	Purchase, exercise or conversion price per share;

d.	Any restrictions or vesting terms;

e.	Management’s estimate of the per share fair value of the instrument and, if different, the underlying common stock and the significant factors, assumptions and methodologies used in determining the estimate;

f.	A discussion of each significant factors contributing to the difference between the fair value of the underlying common stock as of (1) the issuance date and (2) each of the following dates:
•	March 28, 2006, when page F-30 says a sale of your Series E preferred stock and warrants resulted in proceeds of only $2.50 per preferred share, excluding the warrants;

•	the dates of any subsequent issuances of equity or other instruments in an arm’s length cash transaction with willing, unrelated parties;

•	the date of your amendment; and,

•	the date when you have a reasonable estimate of the IPO price.
g.	The expense or other charge recognized in each period presented, if any;

h.	The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

i.	The nature of the relationship between the company and the recipient, including whether the recipient was a related party or an unrelated third party; and,

j.	The nature and terms of any concurrent transactions with the recipient.
     Response: The Company advises the Staff that as of the date of this Amendment, there have been no equity financing transactions subsequent to March 28, 2006. The Company further advises the Staff that the footnotes to the financial statements will reflect the above-referenced information in tabular form to reflect activities with respect to any such equity issuances, as well as warrants and stock options, through the date of each amendment to the Registration Statement.

Jeffrey P. Riedler June 19, 2006 Page 26
Warrants, page F-25
60.	As you appear to have experienced significant warrant activity, please also provide disclosures summarizing this activity and the warrants outstanding, such as those required of share options by paragraph A240 of SFAS 123(R). In those disclosures, please indicate the outstanding warrants that, per page 84, you anticipate your Board of Directors will amend prior to the completion of this offering. Similarly, please indicate the other warrants that, per page 84, will terminate upon the completion of this offering if they remain unexercised.
     Response: The Company has revised the Registration Statement to summarize warrant activity and warrants outstanding on page F-31. As stated in the Company’s response to Comment No. 41 above, the Company cannot determine the total expense of the potential warrant amendments at this time. The Company will include the requested disclosure in a subsequent amendment to the Registration Statement to be filed after the option to amend the warrants expires on June 23, 2006.
*****
     In addition, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
*****
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 450-5765. Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Encl.

cc:	Sonia Barros John Krug Vanessa Robertson Oscar Young Stefan M. Lemperle, M.D.